SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

RUE OSSEGHEM 53

B-1080 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

January 13, 2005; 8.00 a.m. CET	FOR IMMEDIATE RELEASE

DELHAIZE GROUP REPORTS PRELIMINARY 2004 SALES

•	Comparable store sales growth of 1.5% in the U.S. and 2.2% in Belgium in 2004

•	Organic sales growth of 2.9% in 2004 compared to 2.4% in 2003

•	Sales decline by 4.5% to EUR 18.0 billion in 2004, impacted by 9.1% weaker U.S. dollar and an additional week of sales in the U.S. in 2003

•	Net extension of sales network by 70 stores planned in 2005

BRUSSELS, Belgium, January 13, 2005 – Delhaize Group (Euronext Brussels: DELB) (NYSE:DEG), the Belgian international food retailer, today reported sales of EUR 18.0 billion in 2004, a 4.5% decrease versus 2003 due to a 9.1% decline in the U.S. dollar exchange rate to the euro and an additional sales week in the U.S. in 2003. Organic sales growth amounted to 2.9%, supported by 1.5% comparable store sales growth in the U.S. and 2.2% in Belgium.

“In 2004, all banners of Delhaize Group continued to focus with success on the differentiation of their store concepts, driving sustainable sales growth throughout the year,” said Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group. “We have been particularly pleased with the sales results at all the U.S. banners and with Delhaize Belgium’s continued strong performance. In 2005, we expect to continue to improve sales performance through sales initiatives and an increased schedule of store remodeling and store openings.”

SALES

In 2004, Delhaize Group achieved sales of EUR 18.0 billion compared to EUR 18.8 billion the prior year, a decrease of 4.5% impacted by the weakening of the U.S. dollar by 9.1% against the euro. At identical exchange rates, sales increased by 2.4%, impacted by 52 sales weeks in the U.S. in 2004 versus 53 weeks in 2003 (positive sales contribution of EUR 272.8 million in 2003). Adjusted for this extra sales week in 2003, sales would have grown by 3.9% at identical exchange rates.

In 2004, the sales evolution was also impacted by:

•	acquisition of 43 Harveys supermarkets consolidated from October 26, 2003;

•	acquisition of 19 Victory supermarkets consolidated from November 26, 2004;

•	closing of 34 Kash n’ Karry stores in the first quarter of 2004;

•	deconsolidation of Shop N Save (Singapore) from October 1, 2003; and

•	deconsolidation of Food Lion Thailand from September 1, 2004.

Delhaize Group ended 2004 with a sales network of 2,565 stores, a net increase of six stores compared to the previous year after taking into consideration the closing of 34 Kash n’ Karry stores and the divestiture of the Thai operations.

Organic sales growth of Delhaize Group accelerated from 2.4% in 2003 to 2.9% in 2004, due to:

•	good sales momentum at Food Lion and Kash n’ Karry and continued strong sales at Hannaford, resulting in a comparable store sales growth of 1.5% at the U.S. operations;

•	continued strong sales growth of 5.5% at Delhaize Belgium including 2.2% comparable store sales growth.

Contacts:
Guy Elewaut:	+ 32 2 412 29 48	Ruth Kinzey (U.S. media):	+ 1 704 633 82 50 (ext. 2118)
Geoffroy d’Oultremont:	+ 32 2 412 83 21	Amy Shue (U.S. investors):	+ 1 704 633 82 50 (ext. 2529)

In the fourth quarter of 2004, sales of Delhaize Group amounted to EUR 4.4 billion, a decline of 8.9% compared to 2003. This reduction was significantly impacted by the weakening of the U.S. dollar compared to the last quarter of 2003 by 7.0% against the euro and by one additional week of sales in the United States in 2003 (positive sales contribution of EUR 272.8 million in the fourth quarter of 2003). Adjusted for those two items, sales would have grown by 2.7% in the fourth quarter of 2004. Organic sales growth of Delhaize Group was 1.9% in the fourth quarter of 2004, supported by comparable store sales growth of 0.3% in the U.S. and 1.7% in Belgium.

GEOGRAPHICAL SALES OVERVIEW (unaudited)

	(in millions)	4th Q 2004	4th Q 2003	2004 / 2003	2004	2003	2004 / 2003
United States (1)	USD	3,994.6	4,201.9	-4.9%	15,846.1	15,545.9	+1.9%
Belgium	EUR	1,018.3	979.5	+4.0%	3,875.9	3,674.9	+5.5%
Southern and Central Europe	EUR	333.6	322.2	+3.5%	1,222.6	1,199.0	+2.0%
Asia (2)	EUR	29.4	42.4	-30.6%	135.6	203.3	-33.3%

TOTAL	EUR	4,449.0	4,884.0	-8.9%	17,973.1	18,820.5	-4.5%

(1)	Average exchange rate fourth quarter 2004: 1 EUR = 1.2787 USD (average exchange rate fourth quarter 2003: 1 EUR = 1.1890 USD). Average exchange rate 2004: 1 EUR = 1.2439 USD (average exchange rate 2003: 1 EUR = 1.1312 USD).

(2)	In the fourth quarter of 2003, Asian operations included Indonesia and Thailand. The operations in Singapore were deconsolidated as of the beginning of the fourth quarter 2003 due to the sale of the business. The operations in Thailand ceased in August 2004 and were deconsolidated as of September 1, 2004.

•	In 2004, the contribution of the U.S. operations to the sales of Delhaize Group was USD 15.8 billion (EUR 12.7 billion), an increase of 1.9% over 2003. Comparable store sales increased by 1.5% in 2004 compared to 0.6% in 2003. U.S. sales evolution of Delhaize Group was impacted by the acquisition of 19 Victory supermarkets in the fourth quarter of 2004, the closing of 34 Kash n’ Karry stores in the first quarter of 2004, the acquisition of Harveys in the last quarter of 2003 and a 53rd sales week in 2003 (USD 308.6 million additional sales in 2003).

In 2004, the sales momentum of the U.S. operations of Delhaize Group strengthened compared to 2003. Sales continued to be strong at Hannaford during 2004, and sales at Food Lion and Kash n’ Karry improved compared to 2003 due to successful sales initiatives and focused store remodeling. Food Lion’s store remodeling included the second full market renewal in Charlotte, North Carolina in October. In Florida, the first Sweetbay Supermarket stores were opened in the fourth quarter of 2004; one was a new facility and five were remodeled Kash n’ Karry stores. Sales of Harveys were supported by the conversion of 13 Food Lion stores to the Harveys brand.

In the fourth quarter of 2004, the sales contribution of Delhaize U.S. was USD 4.0 billion (EUR 3.1 billion), a decrease of 4.9% compared to 2003 due to one more sales week in the fourth quarter of 2003. Comparable store sales for the fourth quarter of 2004 increased by 0.3% compared with very strong comparable store sales growth of 2.9% in the fourth quarter of 2003. Fourth quarter sales in 2003 were boosted by severe winter storms versus milder weather in 2004.

Delhaize Group finished the year 2004 with 1,523 supermarkets in the U.S. During 2004, Delhaize Group opened or acquired 53 new stores in the U.S., including five relocated stores, resulting in an increase of eight stores, net of 40 store closings (including 34 Kash n’ Karry stores closed in the first quarter of 2004). In addition, Delhaize Group remodeled and expanded 79 supermarkets in the U.S. in 2004 and converted 13 Food Lion stores to Harveys.

In 2005, Delhaize Group expects to open 50 new supermarkets in the U.S., including 11 relocated stores. Delhaize Group plans to close 17 stores in the U.S., resulting in a net increase of 22 stores to a total number at the end of 2005 of 1,545 stores.

Approximately 181 U.S. stores will be remodeled or expanded in 2005. The successful market renewal programs in Raleigh and Charlotte has led Food Lion to identify the two new markets Greensboro, North Carolina, and Baltimore, Maryland, for focused remodeling in 2005. In 2005, all Kash n’ Karry operations in the markets of Naples/Ft.Myers and Sarasota/Bradenton will be relaunched under the Sweetbay Supermarket brand.

In addition to the remodeling of 181 stores, 12 Food Lion stores will be converted in 2005 to Harveys stores, bringing the expected number of Harveys stores at the end of 2005 to 68. These conversions will enhance Delhaize Group’s presence in Harveys’ primary market area by tapping into the strength of the local Harveys’ brand.

In the fourth quarter of 2004, Delhaize Group completed the acquisition of 19 Victory supermarkets. During 2005, all Victory stores will be converted to the Hannaford banner, bringing the total expected Hannaford stores to 146 at the end of 2005.

•	Delhaize Belgium posted sales of EUR 3.9 billion in 2004, an increase of 5.5% over 2003. Comparable store sales growth of 2.2% was driven by the continued differentiation through quality, choice and service and a reinforced competitive position. In the fourth quarter of 2004, sales increased by 4.0% to EUR 1.0 billion. The fourth quarter 2004 comparable store sales rose by 1.7%.

In 2004, Delhaize Belgium increased its market share from 25.5% to 25.7%. In the fourth quarter, market share grew year-over-year by approximately 30 basis points to 25.5% (source: AC Nielsen). During the year, the sales network was extended by 19 stores to 747 at the end of 2004, including 26 stores in the Grand Duchy of Luxembourg and two stores in Germany.

In 2005, the sales network of Delhaize Belgium is expected to be enlarged by 30 stores, including three company- operated supermarkets, bringing the total to 777 stores at the end of 2005. Delhaize Belgium plans to remodel 18 stores in 2005 (21 in 2004). In addition, Delhaize Belgium will continue in 2005 the construction of a new distribution center for fresh products.

•	In 2004, sales at the Southern and Central European operations of Delhaize Group (Greece, Czech Republic, Slovakia and Romania) increased by 2.0% to EUR 1.2 billion. During the fourth quarter of 2004, sales in these European operations of Delhaize Group amounted to EUR 333.6 million, 3.5% more than in the comparable quarter in 2003.

In 2004, Delhaize Group increased the number of stores operated in its Southern and Central European operations by 11 to a total of 253 stores. Of these, 129 are located in Greece, 97 in the Czech Republic, 11 in Slovakia and 16 in Romania. In 2005, the sales network will be extended by 16 stores. This will bring the total to 269 stores in the Southern and Central European operations of Delhaize Group.

•	In 2004, the contribution of the Asian operations to Delhaize Group’s sales amounted to EUR 135.6 million, a decrease of 33.3% versus the prior year due to the divestiture of Shop N Save in Singapore (deconsolidated since October 1, 2003) and the divestiture of Food Lion Thailand (deconsolidated since September 1, 2004). Excluding Shop N Save and Food Lion Thailand, the contribution in euro of the Asian operations to Delhaize Group’s sales increased by 4.6% in 2004. The Asian sales network included 42 supermarkets at year-end compared to 74 in the prior year. In 2005, Delhaize Group expects to increase its sales network in Indonesia by two supermarkets to a total of 44 stores.

2005 OUTLOOK ON STORE OPENINGS AND CAPITAL EXPENDITURES

Delhaize Group plans to increase its sales network in 2005 by 70 stores net to a total of 2,635. For 2005, Delhaize Group plans capital expenditures (excluding capital leases) of approximately EUR 600 million, including approximately USD 550 million for the U.S. operations of the Group (translated into EUR at the current exchange rate of 1 EUR = 1.30 USD).

FINANCIAL CALENDAR

• Press release - 2004 fourth quarter and full year results	March 10, 2005
• Press release - 2005 first quarter results	May 12, 2005
• Ordinary general meeting of shareholders	May 26, 2005
• Press release - 2005 second quarter results	August 11, 2005
• Press release - 2005 third quarter results	November 10, 2005

DEFINITIONS

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•	Organic sales growth: sales growth excluding sales from acquisitions and divestitures at identical currency exchange rates, and adjusted for calendar effects

Delhaize Group

Delhaize Group is a Belgian food retailer present in nine countries on three continents. At the end of 2004, Delhaize Group’s sales network consisted of 2,565 stores. In 2004, Delhaize Group posted EUR 18.0 billion (USD 22.4 billion) in sales. In 2003, Delhaize Group realized net earnings of EUR 171.3 million (USD 193.7 million). Delhaize Group employs approximately 142,000 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the web site http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Some of the statements in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These forward-looking statements generally can be identified as statements that include phrases such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop or remodel stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2003 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

Organic Sales Growth Reconciliation (unaudited) (1)

4th Q 2004	4th Q 2003%		(in millions of EUR)	2004	2003	%
4,449.0	4,884.0	-8.9%	Sales	17,973.1	18,820.5	-4.5%
286.1	—	—	Effect of exchange rates	1,290.7	—	—
4,735.1	4,884.0	-3.0%	Identical exchange rates growth	19,263.8	18,820.5	+2.4%
—	(267.6)	—	53rd sales week in the U.S. (2)	—	(267.6)	—
(66.2)	(55.6)	—	Harveys (3) (4)	(278.6)	(55.6)	—
(33.4)	—	—	Victory (4)	(33.4)	—	—
—	0.6	—	Shop N Save (4)	—	(46.0)	—
—	(13.3)	—	Food Lion Thailand (4)	(28.9)	(54.5)	—

4,635.5	4,547.5	+1.9%	Organic sales growth	18,922.9	18,396.8	+2.9%

(1)	The 2004 sales are not adjusted for the 34 Kash n’ Karry stores closed in the first quarter of 2004.

(2)	Excluding Harveys.

(3)	The Harveys sales do not include the sales of the converted Food Lion stores.

(4)	At 2003 exchange rates.

Number of Stores

	End of 2003	End of 3rd Q 2004	Change 2004	End of 2004	End of 2005 Planned
United States	1,515	1,494	+8	1,523	1,545
Belgium (1)	728	741	+19	747	777
Greece	119	127	+10	129	143
Czech Republic	94	97	+3	97	98
Slovakia	14	14	-3	11	11
Romania	15	16	+1	16	17
Indonesia	38	41	+4	42	44

Subtotal	2,523	2,530	+42	2,565	2,635

Thailand	36	0	-36	0	—

TOTAL	2,559	2,530	+6	2,565	2,635

(1)	Including 26 stores in the Grand Duchy of Luxembourg and two stores in Germany at the end of 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: January 18, 2005	By:	/s/ Michael R. Waller
Michael R. Waller
Executive Vice President